Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The eighth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on February 22, 2022 by means of written review and telecommunicating voting. The directors were notified of the Meeting by way of a written notice dated February 16, 2022. Out of the Company’s ten directors, nine directors attended the Meeting. Wang Bin, executive director of the Company, was not able to attend the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting passed the following resolutions after review and discussion:

1.	The Proposal on the Retrospective Report of the Products of the Company for Year 2021

Voting result: 9 for, 0 against, with no abstention

2.	The Proposal regarding Adjustment to the Composition of the Special Committees under the Seventh Session of the Board

In accordance with relevant regulations and in consideration of the professional expertise of the independent directors and the balance of appointments, the composition of the Special Committees under the seventh session of the Board of Directors will be adjusted as follows: Mr. Lam Chi Kuen will be re-designated as the chairman of the Audit Committee and a member of the Nomination and Remuneration Committee, will continue to be a member of the Connected Transactions Control Committee, and will cease to be the chairman of the Strategy and Assets and Liabilities Management Committee. Mr. Zhai Haitao will be re-designated as the chairman of the Strategy and Assets and Liabilities Management Committee and a member of the Audit Committee, will continue to be a member of the Connected Transactions Control Committee, and will cease to be a member of the Nomination and Remuneration Committee.

Voting result: 9 for, 0 against, with no abstention

3.	The Proposal on the Authorization of the Company’s Guarantee by way of Bank Credit

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

February 22, 2022